# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, Stockholm, Sweden (V7), 11863
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0002045664
Persons authorized to receive notices and communications: Mario Yau Kwan Ho, No. 26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, China (F4), 430000, 86 (27) 6349 3218

## Reporting persons
- Seventh Hokage Management Limited (CIK 0002045664): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 33,451,073; shared voting power 0; sole dispositive power 33,451,073; shared dispositive power 0; aggregate amount beneficially owned 33,451,073 (5.9% of the class)
  Comment: (1) For Rows 7, 9 and 11: represents 33,451,073 Class B1 ordinary shares, which are directly held by Seventh Hokage Management Limited, a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust's beneficiaries. The Issuer's authorized share capital consists of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B1 and Class B2 ordinary shares (collectively referred to as "Class B ordinary shares") is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  (2) For Row 13: the percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 567,186,133 ordinary shares (consisting of 431,520,569 Class A ordinary shares, 104,131,060 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of October 30, 2026, according to records of the Issuer.
- Seventh Hokage Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 33,451,073; shared voting power 0; sole dispositive power 33,451,073; shared dispositive power 0; aggregate amount beneficially owned 33,451,073 (5.9% of the class)
  Comment: (1) For Rows 7, 9 and 11: represents 33,451,073 Class B1 ordinary shares, which are directly held by Seventh Hokage Management Limited, a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust's beneficiaries. The Issuer's authorized share capital consists of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B1 and Class B2 ordinary shares (collectively referred to as "Class B ordinary shares") is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  (2) For Row 13: the percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 567,186,133 ordinary shares (consisting of 431,520,569 Class A ordinary shares, 104,131,060 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of October 30, 2026, according to records of the Issuer.
- Mario Yau Kwan Ho: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF), other (OO); sole voting power 33,451,073; shared voting power 52,584,563; sole dispositive power 33,451,073; shared dispositive power 0; aggregate amount beneficially owned 86,035,636 (15.2% of the class)
  Comment: (1) For Rows 7, 8, 9 and 11: represents (i) 33,451,073 Class B1 ordinary shares, which are directly held by Seventh Hokage Management Limited, a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust's beneficiaries, and (ii) 52,584,563 Class B1 ordinary shares directly held by Tang Heng. Tang Heng has granted an irrevocable voting proxy to exercise all voting rights with respect to the Class B1 ordinary shares held by him to Mario Yau Kwan Ho. The Issuer's authorized share capital consists of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B1 and Class B2 ordinary shares (collectively referred to as "Class B ordinary shares") is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  (2) For Row 13: the percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 567,186,133 ordinary shares (consisting of 431,520,569 Class A ordinary shares, 104,131,060 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of October 30, 2026, according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, Stockholm, Sweden (V7), 11863

## Item 2. Identity and Background
Name of person filing:
Seventh Hokage Management Limited

Seventh Hokage Holdings Limited

Mario Yau Kwan Ho
Residence or business address:
Seventh Hokage Management Limited: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands

Seventh Hokage Holdings Limited: Vistra Corporate Services Centre, Wickham's Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Mario Yau Kwan Ho: No.26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, PRC
Present principal occupation or employment:
Each of Seventh Hokage Management Limited and Seventh Hokage Holdings Limited is principally an investment holding vehicle.

Mario Yau Kwan Ho serves as the co-founder, co-chief executive officer and the chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Seventh Hokage Management Limited: British Virgin Islands

Seventh Hokage Holdings Limited: British Virgin Islands

Mario Yau Kwan Ho: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Upon the Issuer's initial public offering and listing on the Nasdaq Global Market on July 26, 2024, Mario Yau Kwan Ho beneficially owned 15,278,950 Class B1 ordinary shares of the Issuer through Seventh Hokage Holdings Limited and Seventh Hokage Management Limited.

On November 7, 2025, the Issuer issued 18,172,123 Class B1 ordinary shares to Seventh Hokage Management Limited in connection with the vesting of the Restricted Shares that were granted under the Issuer's 2025 Share Incentive Plan. The Restricted Shares were granted to Mario Yau Kwan Ho for the past and future services provided by him to the Issuer.

On October 30, 2026, Tang Heng entered into a deed of voting proxy with Mario Yau Kwan Ho, pursuant to which Tang Heng agreed to grant an irrevocable voting proxy to exercise all voting rights with respect to 52,584,563 Class B1 ordinary shares held by him to Mario Yau Kwan Ho, which shares represent approximately 33.4% of the aggregate voting power of the Issuer's total issued and outstanding ordinary shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for investment purposes. The Reporting Persons review its investments in the Issuer on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may acquire additional securities, make investment arrangements with respect to the securities beneficially owned, or to continue to hold its existing position in the securities, all in compliance with applicable requirements and restrictions. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The shares beneficially owned by each of Seventh Hokage Management Limited and Seventh Hokage Holdings Limited represent approximately 5.9% of the total issued and outstanding ordinary shares of the Issuer. The shares beneficially owned by Mario Yau Kwan Ho represent approximately 15.2% of the total issued and outstanding ordinary shares of the Issuer. On October 30, 2026, Tang Heng entered into a deed of voting proxy with Mario Yau Kwan Ho, pursuant to which Tang Heng agreed to grant an irrevocable voting proxy to exercise all voting rights with respect to 52,584,563 Class B1 ordinary shares held by him to Mario Yau Kwan Ho, which shares represent approximately 33.4% of the aggregate voting power of the Issuer's total issued and outstanding ordinary shares.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on a total of 567,186,133 ordinary shares (consisting of 431,520,569 Class A ordinary shares, 104,131,060 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of October 30, 2026, according to records of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer's Class A and Class B ordinary shares as a single class as of October 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See the responses to Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 5(c). Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Seventh Hokage Management Limited: /s/ Mario Yau Kwan Ho, Mario Yau Kwan Ho / Director (11/06/2026)
- Seventh Hokage Holdings Limited: /s/ Mario Yau Kwan Ho, Mario Yau Kwan Ho / Director (11/06/2026)
- Mario Yau Kwan Ho: /s/ Mario Yau Kwan Ho, Mario Yau Kwan Ho (11/06/2026)